

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Maria Zannes
Chief Executive Officer
bioAffinity Technologies, Inc.
22211 W Interstate 10 Suite 1206
San Antonio, TX 78257

       Re: bioAffinity Technologies, Inc.
           Registration Statement on Form S-1
           Filed April 4, 2024
           File No. 333-278512

Dear Maria Zannes:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Richie at 202-551-7857 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services

cc: Leslie Marlow